UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Río Danubio 51

Col. Cuauhtémoc

Mexico City, Mexico 06500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Earnings Release 2Q24

Mexico City, August 21, 2024 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today its consolidated results for the second quarter of 2024 (“2Q24”) ended June 30, 2024. The figures presented in this release are expressed in nominal Mexican Pesos (Ps.) and are prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

highlights

Second qUARTER 2024

•
Opened 121 net new stores during 2Q24, reaching 2,503 stores as of June 30, 2024.
•
Ps. 13,574 million total revenue for 2Q24.
o
Revenue increased by 27.5% compared to the second quarter of 2023 (“2Q23”).
o
Same Store Sales grew 10.7% compared to 2Q23.
•
EBITDA reached Ps. 689 million, an increase of 43.2% compared to 2Q23.

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Earnings Release 2Q24

Message from the CHAIRMAN AND CEO

Dear Investors,

I am pleased to report that Tiendas 3B has delivered another strong quarter, with robust sales growth and strong cash flow generation from negative working capital and improved EBITDA margins.

In the second quarter of 2024, we opened 121 net new stores, bringing our total store count to 2,503 (215 new stores year to date). New stores continue to perform strongly.

Our Same Store Sales (SSS) grew by 10.7% for 2Q24, outpacing the 3.5% growth reported by the ANTAD (Asociación Nacional de Tiendas de Autoservicio y Departamentales) for the supermarket segment for the quarter. Although we experienced a slowdown in SSS growth compared to Q1 2024, we observed a rebound in the second half of the quarter.

We believe that we are on track to deliver our guidance shared with you during the call we held on April 26, 2024. Our business model remains unchanged. It is one where consistent improvement in our offering to customers, disciplined execution, and rapid store expansion will continue to drive value creation.

Thank you for your continued trust and support.

K. Anthony Hatoum, Chairman and Chief Executive Officer

3

Earnings Release 2Q24

FINANCIAL Results

2Q24 Consolidated Results

	2Q24	As % of Revenue	2Q23	As % of Revenue	Growth (%)	Variation (Bps)
Total Revenue	Ps. 13,574	100.0%	Ps. 10,646	100.0%	27.5%	n.m.
Gross Profit	Ps. 2,272	16.7%	Ps. 1,718	16.1%	32.3%	60 bps
Sales Expenses	Ps. (1,414)	10.4%	Ps. (1,160)	10.9%	22.0%	(47) bps
Administrative Expenses	Ps. (486)	3.6%	Ps. (333)	3.1%	45.8%	45 bps
Other Income (Expense) – Net	Ps. 3	0.0%	Ps. (2)	0.0%	n.m.	4 bps
EBITDA	Ps. 689	5.1%	Ps. 481	4.5%	43.2%	56 bps

(In Ps. Millions, except percentages)

Please see the explanation at the end of this release on how EBITDA, a non-IFRS financial measure, is calculated, and for other relevant definitions.

TOTAL Revenue

Total revenue for 2Q24 was Ps. 13,574 million, an increase of 27.5% compared to 2Q23. This increase was due to revenue increases from stores with more than one year of operations and revenues from net new stores opened in the last twelve months.

GROSS PROFIT and gross profit margin

Gross profit in 2Q24 reached Ps. 2,272 million, an increase of 32.3% compared to 2Q23. This increase was driven by sales growth and an improvement in our gross margin of 60 basis points to 16.7%, mainly due to effective price negotiations with suppliers.

Expenses

Sales expenses refer mainly to the expenses of operating our stores, such as the wages of store employees and energy. In 2Q24, sales expenses reached Ps. 1,414 million, a 22.0% increase compared to 2Q23. This rise in sales expenses was driven by the additional new stores opened in the last twelve months, the headcount to operate them, and wage inflation affecting labor costs. Despite higher wage expenses from the minimum wage increase, the Company was able to reduce sales expenses as a percentage of total revenue as a result of efficiency improvements and operational leverage. Sales expenses decreased from 10.9% of total revenue in 2Q23 to 10.4% in 2Q24, a decline of 47 bps.

Administrative expenses refer to expenses not related to operating our stores, such as headquarters and regional office expenses. Administrative expenses increased from 3.1% of total revenue in 2Q23 to 3.6% in 2Q24, an increase of 45 bps. This increase is primarily due to: (i) higher personnel expenses driven by our expansion into three new regions (ii) the strengthening of our central HQ teams in IT, purchasing, real estate, human resources, and finance (iii) public company-related expenses, and (iv) recognition of share-based payment expenses.

4

Earnings Release 2Q24

Other income (expense) - net, which includes revenues from asset disposals and subleases, among others, amounted to income of Ps. 3 million in 2Q24, as compared to an expense of Ps. 2 million in 2Q23. As a percentage of total revenue, other income (expense) – net decreased by 4 bps.

EBITDA and EBITDA Margin

In 2Q24, EBITDA reached Ps. 689 million, an increase of 43.2% compared to 2Q23. This increase can be attributed to higher sales and gross profit margin, and lower sales expenses as a percentage of sales, partially offset by higher administrative expenses. EBITDA margin for 2Q24 increased by 56 bps to 5.1%.

Please see the last section of this release on how we calculate EBITDA and EBITDA Margin, which are non-IFRS financial measures.

To allow our investors to better assess our performance, we are providing the following information:

•
Non-cash share-based payment expense reached Ps. 141 million compared to Ps. 92 million recorded in 2Q23.
•
Building lease payments: The Company leases its stores and distribution centers. In accordance with IFRS 16, the Company’s leasing expenses are capitalized, and not considered operating expenses. Tiendas 3B’s capitalized lease costs payments for buildings were Ps. 338 million in 2Q24, compared to Ps. 260 million in 2Q23.

FINANCIAL COSTS and NET PROFIT

Financial income reached Ps. 41 million, representing an increase of 398.5% compared to 2Q23. This growth was primarily driven by the interest generated from the investment of proceeds derived from our IPO, net of cash used for promissory and convertible notes repayment, and the Company’s other cash positions.

Financial costs decreased by 19.7% to Ps. 276 million, primarily due to the absence of interest expenses on promissory and convertible notes, which the Company fully paid in the first quarter of 2024 (“1Q24”). However, the decrease was partially offset by higher interest expenses related to lease liabilities, mainly due to the expansion of our store network.

Exchange rate fluctuation resulted in a gain of Ps. 304 million in 2Q24, primarily due to the depreciation of the Mexican peso against the U.S. dollar, which positively impacted our U.S. dollar cash position from the IPO proceeds.

Income tax expense reached Ps. 112 million in 2Q24 compared to Ps. 73 million in 2Q23.

As a result, our net profit for 2Q24 was Ps. 331 million, compared to a net profit of Ps. 71 million for 2Q23.

5

Earnings Release 2Q24

balance sheet and liquidity

As of June 30, 2024, the Company reported cash and cash equivalents of Ps. 1,245 million, an increase from Ps. 1,220 million as of December 31, 2023, deployed mainly for working capital purposes. In addition, as of that date, the Company held Ps. 2,774 million in U.S. dollar-denominated short-term bank deposits.

1H24 cASH fLOW sTATEMENT

(In Ps. Millions, except percentages)

	1H24	1H23	Growth (%)
Net cash flows provided by operating activities	Ps. 1,256	Ps. 1,005	25.0%
Net cash flows used in investing activities	Ps. (3,713)	Ps. (702)	n.m.
Net cash flows provided by (used in) financing activities	Ps. (2,256)	Ps. (590)	n.m.
Net increase (decrease) in cash and cash equivalents	Ps. (201)	Ps. (288)	n.m.

Our business model continues to generate a significant amount of cash from our negative working capital cycle due to our increasing sales and high inventory turnover. This robust cash flow has enabled us to fund internally our growth initiatives, including the expansion of new stores and distribution centers.

The information provided below offers a view of our financial activities in the first half of 2024:

Net cash flows provided by operating activities increased to Ps. 1,256 million in the first six months of 2024 (“1H24”) from Ps. 1,005 million in the first half of 2023 (“1H23”), an increase of 25.0%. Our net working capital continues to be driven by a favorable ratio of Inventory Days to Payable Days.

Net cash flows used in investing activities were Ps. 3,713 million for 1H24, compared to Ps. 702 million in 1H23. This increase was primarily due to the allocation of Ps. 2,774 million from IPO proceeds in short-term U.S. dollar-denominated short-term bank deposits, along with increased spending on the purchasing of property, plant, and equipment (PP&E) related to the opening of 215 net new stores and two distribution centers during the period.

Net cash flows used in financing activities were Ps. 2,256 million in 1H24, compared to Ps. 590 million in 1H23. This decrease is mainly attributed to higher lease payments due to the opening of new stores in the last twelve months, as well as, to a lesser extent, payment of other financial debts.

6

Earnings Release 2Q24

key operating metrics

	2Q24	2Q23	Variation (%)
Number of Stores Opened	121	77	57.1%
Number Distribution Centers Opened	1	0	n.m.
Same Store Sales Growth (%) (1)	10.7%	17.2%	n.m.
(1)
We measure “Same Store Sales” using revenue from sales of merchandise from stores that were operational for at least the full preceding 12 months for the periods under consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the periods in consideration. We measure Same Store Sales growth by comparing the Same Store Sales of stores that were open during the measurement period.

In 2Q24, we opened 121 net new stores, reaching a total of 2,503 stores. This represents a significant increase compared to the 77 net new stores opened in 2Q23, which brought the total to 2,043 stores. To support this growth, in 2Q24 we opened one additional distribution center, bringing the total to 16.

Same Store Sales grew by 10.7% for 2Q24, compared to 17.2% for 2Q23. The slowdown was driven by Easter Week occurring in 1Q24 and not in 2Q24 (whereas in 2023, Easter Week occurred in 2Q23), weather-related effects, and the early distribution of government transfers in 1Q24 due to restrictions related to the June elections.

7

Earnings Release 2Q24

Non-IFRS Measures and Other Calculations

For the convenience of investors, this release presents certain non-IFRS financial measures, which are not calculated in accordance with IFRS (“non-IFRS financial measures”). A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so excluded or included in the most comparable IFRS financial measure. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures reported by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS financial measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our non-IFRS financial measures may not be comparable to those of other companies.

We calculate “EBITDA”, a non-IFRS measure, as net profit (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization.

We calculate “EBITDA Margin”, a non-IFRS measure, for a period by dividing EBITDA for the corresponding period by total revenue for such period.

Same Store Sales: We measure “Same Store Sales” using revenue from sales of merchandise from stores that were operational for at least the full preceding 12 months for the periods under consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the periods in consideration.

Lease Costs: Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amounts, together with the interest expense on lease liabilities, is a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.

Sales per Store: We define our “Sales per Store” as the average of the revenue from sales of merchandise achieved by our stores that were open for the full year in consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the period in consideration. This measure assists our management’s understanding of how store performance has evolved across different vintages. Sales per Store also serves as a benchmark to measure the performance of new stores and is useful to set growth and expansion targets.

Inventory Days: We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

8

Earnings Release 2Q24

Payable Days: We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and of accounts payable and accrued expenses, divided by cost of sales for the period and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.

9

Earnings Release 2Q24

conference call details

Tiendas 3B will host a call to discuss the second quarter of 2024 results on August 22, 2024, at 12:00 p.m. Eastern Time. A webinar of the call will be accessible at: https://us02web.zoom.us/webinar/register/WN_-ol6rO6RQgitwyjfZhhEDw

To join via telephone, please dial one of the domestic or international numbers listed below:

Mexico	United States
+52 558 659 6002	+1 312 626 6799 (Chicago)
+52 554 161 4288	+1 346 248 7799 (Houston)
+52 554 169 6926	+1 646 558 8656 (New York)
Other international numbers available: https://us02web.zoom.us/u/knEOJCJkC

The webinar ID is 895 0423 0371.

An audio replay from the conference call will be available on the Tiendas 3B website https://www.investorstiendas3b.com after the call.

forward-looking statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Please refer to our annual report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities Exchange Commission (the “SEC”), as well as any subsequent filings made by us with the SEC, each of which is available on the SEC’s website (www.sec.gov), for a more extensive discussion of the risks and other factors that may impact any forward-looking statements in this release. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this release.

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Earnings Release 2Q24

About TIENDAS 3B

BBB Foods Inc. (“Tiendas 3B”), a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB”.

For more information, please visit: https://www.investorstiendas3b.com/

Investor Relations Contact

Andrés Villasis

ir@tiendas3b.com

11

Earnings Release 2Q24

Financial Statements

Consolidated Income Statement

(Unaudited)

For the three months ended June 30, 2024 and June 30, 2023

(In thousands of Mexican pesos)

	For the Three Months Ended June 30,
	2024	2023	% Change

Revenue From Sales of Merchandise	Ps.13,550,402	Ps.10,624,938	27.5%
Sales of Recyclables	23,945	20,842	14.9%
Total Revenue	13,574,347	10,645,780	27.5%
Cost of Sales	(11,302,030)	(8,927,904)	26.6%
Gross Profit	Ps. 2,272,317	Ps. 1,717,876	32.3%
Gross Profit Margin	16.7%	16.1%
Sales Expenses	(1,414,329)	(1,159,667)	22.0%
Administrative Expenses	(486,204)	(333,455)	45.8%
Other Income - Net	2,663	(2,195)	n.m.
Operating Profit	Ps. 374,447	Ps. 222,559	68.2%
Operating Profit Margin	2.8%	2.1%
Financial Income	41,354	8,296	398.5%
Financial Costs	(276,257)	(343,956)	(19.7%)
Exchange Rate Fluctuation	303,796	256,841	18.3%
Financial Cost - Net	68,893	(78,819)	n.m.
Loss Before Income Tax	443,340	143,740	208.4%
Income Tax Expense	(112,085)	(72,690)	54.2%
Net Profit for the Period	Ps. 331,255	Ps. 71,050	366.2%
Net Profit Margin	2.4%	0.7%

Basic Earnings per Share	2.95	0.84
Weighted Average Outstanding Shares	112,200,752	84,150,261

EBITDA Reconciliation

Net Profit for the Period	Ps. 331,255	Ps. 71,050	366.2%
Net Profit Margin	2.4%	0.7%
Income Tax Expense	112,085	72,690	54.2%
Financial Cost - Net	68,893	(78,819)	n.m.
D&A	314,159	258,192	21.7%
EBITDA	Ps. 688,606	Ps. 480,751	43.2%
EBITDA Margin	5.1%	4.5%

12

Earnings Release 2Q24

Consolidated Income Statement

(Unaudited)

For the six months ended June 30, 2024 and June 30, 2023

(In thousands of Mexican pesos)

	For the Six Months Ended June 30,
	2024	2023	% Change

Revenue From Sales of Merchandise	Ps. 26,207,287	Ps. 20,295,007	29.1%
Sales of Recyclables	51,308	42,673	20.2%
Total Revenue	26,258,595	20,337,680	29.1%
Cost of Sales	(21,924,105)	(17,114,756)	28.1%
Gross Profit	Ps. 4,334,490	Ps. 3,222,924	34.5%
Gross Profit Margin	16.5%	15.8%
Sales Expenses	(2,709,958)	(2,212,460)	22.5%
Administrative Expenses	(932,152)	(658,797)	41.5%
Other Income - Net	5,296	3,557	48.9%
Operating Profit	Ps. 697,676	Ps. 355,224	96.4%
Operating Profit Margin	2.7%	1.7%
Financial Income	61,859	13,122	371.4%
Financial Costs	(637,125)	(709,341)	(10.2%)
Exchange Rate Fluctuation	175,144	549,589	(68.1%)
Financial Cost - Net	(400,122)	(146,630)	172.9%
Loss Before Income Tax	297,554	208,594	42.6%
Income Tax Expense	(197,161)	(78,712)	150.5%
Net Profit for the Period	Ps. 100,393	Ps. 129,882	(22.7%)
Net Profit Margin	0.4%	0.6%

Basic Earnings per Share	0.95	1.54
Weighted Average Outstanding Shares	105,573,438	84,150,261

EBITDA Reconciliation

Net Profit for the Period	Ps. 100,393	Ps. 129,882	(22.7%)
Net Profit Margin	0.4%	0.6%
Income Tax Expense	197,161	78,712	150.5%
Financial Cost - Net	(400,122)	(146,630)	172.9%
D&A	616,701	521,821	18.2%
EBITDA	Ps. 1,314,377	Ps. 877,045	49.9%
EBITDA Margin	5.0%	4.3%

13

Earnings Release 2Q24

Consolidated Balance Sheet

(Unaudited)

As of June 30, 2024 and December 31, 2023

(In thousands of Mexican pesos)

	As of June 30,	As of December 31,
	2024	2023
Current assets:
Cash and cash equivalents	Ps. 1,245,237	Ps. 1,220,471
Short-term bank deposits	2,774,363	-
Derivative financial instruments	3,868	-
Sundry debtors	64,946	11,020
VAT receivable	894,899	731,186
Other recoverable taxes	-	-
Advanced payments	136,473	72,998
Inventories	2,374,052	2,357,485
Total Current Assets	Ps. 7,493,838	Ps. 4,393,160
Non-Current Assets:
Guarantee deposits	34,443	33,174
Property, furniture, equipment, and lease-hold improvements	5,371,442	4,606,300
Right-of-use assets – Net	6,242,232	5,520,596
Intangible assets – Net	6,841	6,771
Deferred income tax	446,213	403,801
Total Non-Current Assets	Ps. 12,101,171	Ps. 10,570,642
Total Assets	Ps. 19,595,009	Ps. 14,963,802

Current liabilities:
Suppliers	7,282,406	7,126,089
Accounts payable and accrued expenses	467,636	322,959
Income tax payable	26,639	2,326
Bonus payable to related parties	-	78,430
Short-term debt	959,390	744,137
Lease liabilities	605,343	537,515
Employees’ statutory profit sharing payable	135,223	140,485
Total Current Liabilities	Ps. 9,476,637	Ps. 8,951,941
Non-Current Liabilities:
Debt with related parties	-	4,340,452
Long-term debt	112,738	577,318
Lease liabilities	6,432,207	5,706,707
Employee benefits	26,231	22,232
Total Non-Current Liabilities	Ps. 6,571,176	Ps. 10,646,709
Total Liabilities	Ps. 16,047,813	Ps. 19,598,650

Stockholders’ equity:
Capital stock	8,283,347	471,282
Reserve for share-based payments	1,121,287	851,701
Cumulative losses	(5,857,438)	(5,957,831)
Total Stockholders’ Equity	Ps. 3,547,196	Ps. (4,634,848)
Total Liabilities and Stockholders’ Equity	Ps. 19,595,009	Ps.14,963,802

14

Earnings Release 2Q24

Cash Flow Statement

(Unaudited)

For the three months ended June 30, 2024 and June 30, 2023

(In thousands of Mexican pesos)

	For the Three Months Ended June 30,
	2024	2023

Profit before income tax	Ps. 443,340	Ps. 143,740
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	154,939	114,861
Depreciation of right-of-use assets	158,641	142,666
Amortization of intangible assets	579	665
Defined costs on employee benefits	3,999	1,936
Interest payable on Promissory Notes and Convertible Notes	-	152,260
Interest expense on lease liabilities	252,461	179,693
Interest on debt and bonus payable, and amortization of issuance costs	12,827	5,228
Financial income	(37,486)	(8,296)
Gain on fair value valuation of derivative financial instrument	(3,868)	-
Interests and commissions from credit lines	25,065	-
Initial Public Offering capitalized costs	-	-
Exchange fluctuation	(303,777)	(254,425)
Share-based payment expense	140,745	91,909

(Increase) decrease in inventories	(196,042)	20,014
Increase in other current assets and guarantee deposits	(195,165)	(28,258)
Increase (decrease) in suppliers (including supplier finance arrangements)	69,018	(10,053)
Increase in other current liabilities	15,378	10,559
Decrease on bonus payable to related parties	-	-
Income taxes paid	(87,134)	(145,913)
Net cash flows provided by operating activities	Ps. 453,520	Ps. 416,586

Purchase of property, furniture, equipment, and lease-hold improvements	(597,537)	(373,310)
Reconditioning of damaged assets due to Huracan Otis (impairment reversal)	(9,583)	-
Sale of property and equipment	314	-
Additions to intangible assets	(903)	(383)
Short-term bank deposits	(2,774,363)	-
Interest received on short-term investments	33,711	6,232
Net cash flows used in investing activities	Ps. (3,348,361)	Ps. (367,461)

Payments made on reverse factoring transactions-net of commissions received	(756,066)	(424,598)
Finance obtained through supplier finance arrangements	791,965	550,134
Proceeds (payment) from credit lines	(33,736)	21,800
Payment of Promissory Note Agreements and Convertible Notes	0	0
Payment of debt	(56,896)	(21,665)
Interest payment on debt	(31,924)	(4,109)
Proceeds from initial public offering, net of underwriting fees	0	0
Lease payments	(371,403)	(284,742)
Net cash flows provided by (used in) financing activities	Ps. (458,060)	Ps. (163,180)

Net increase (decrease) in cash and cash equivalents	(3,352,901)	(114,055)
Effect of foreign exchange movements on cash balances	305,180	(13,996)
Cash and cash equivalents at beginning of period	4,292,958	792,491
Cash and cash equivalent at end of period	Ps.1,245,237	Ps.664,440

15

Earnings Release 2Q24

Cash Flow Statement

(Unaudited)

For the six months ended June 30, 2024 and June 30, 2023

(In thousands of Mexican pesos)

	For the Six Months Ended June 30,
	2024	2023

Profit before income tax	Ps. 297,554	Ps. 208,594
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	294,976	224,975
Depreciation of right-of-use assets	320,478	295,528
Amortization of intangible assets	1,247	1,318
Defined costs on employee benefits	3,999	1,936
Interest payable on Promissory Notes and Convertible Notes	82,588	310,705
Interest expense on lease liabilities	494,203	379,707
Interest on debt and bonus payable, and amortization of issuance costs	22,363	12,135
Financial income	(57,991)	(13,122)
Gain on fair value valuation of derivative financial instrument	(3,868)	-
Interests and commissions from credit lines	37,971	-
Initial Public Offering capitalized costs	(23,269)	-
Exchange fluctuation	(175,144)	(549,589)
Share-based payment expense	269,586	190,170

(Increase) decrease in inventories	(16,567)	(94,199)
Increase in other current assets and guarantee deposits	(291,910)	(66,597)
Increase (decrease) in suppliers (including supplier finance arrangements)	156,317	238,825
Increase in other current liabilities	135,024	123,926
Decrease on bonus payable to related parties	(79,351)	(43,834)
Income taxes paid	(212,237)	(215,638)
Net cash flows provided by operating activities	Ps. 1,255,969	Ps. 1,004,840

Purchase of property, furniture, equipment, and lease-hold improvements	(965,129)	(711,059)
Reconditioning of damaged assets due to Huracan Otis (impairment reversal)	(26,069)	-
Sale of property and equipment	2,365	987
Additions to intangible assets	(1,317)	(799)
Short-term bank deposits	(2,774,363)	-
Interest received on short-term investments	51,283	8,431
Net cash flows used in investing activities	Ps. (3,713,230)	Ps. (702,440)

Payments made on reverse factoring transactions-net of commissions received	(1,447,752)	(874,679)
Finance obtained through supplier finance arrangements	1,516,903	935,077
Proceeds (payment) from credit lines	143,892	(39,552)
Payment of Promissory Note Agreements and Convertible Notes	(4,925,097)	-
Payment of debt	(77,229)	(43,071)
Interest payment on debt	(53,176)	(9,622)
Proceeds from initial public offering, net of underwriting fees	7,841,837	-
Lease payments	(742,989)	(558,298)
Net cash flows provided by (used in) financing activities	Ps. 2,256,389	Ps. (590,145)

Net increase (decrease) in cash and cash equivalents	(200,872)	(287,745)
Effect of foreign exchange movements on cash balances	225,638	(32,791)
Cash and cash equivalents at beginning of period	1,220,471	984,976
Cash and cash equivalent at end of period	Ps.1,245,237	Ps.664,440

16

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2024

BBB Foods Inc.

	By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer and Investor Relations Officer